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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-SB

                      GENERAL FORM FOR REGISTRATION OF
                    SECURITIES OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or (g)
                   of the Securities Exchange Act of 1934


                         PHOTOGEN TECHNOLOGIES, INC.
               (Name of Small Business Issuer in its charter)

                   NEVADA                                  36-4010347
      (State or other jurisdiction of                   (I.R.S. Employer
       incorporation or organization)                  Identification No.)


      7327 OAK RIDGE HIGHWAY, SUITE B
      KNOXVILLE, TN                                           37931
      (Address of principal executive offices)              (Zip Code)

                                (423) 769-4012
                          (Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act:

        Title of each class to be            Name of each exchange on which
        so registered                        each class is to be registered

                  NONE                                 NONE

Securities to be registered under Section 12(g) of the Act:

                                 COMMON STOCK
                               (Title of class)

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                                    PART I.

ITEM 1.   DESCRIPTION OF BUSINESS.

OVERVIEW OF COMPANY

           Photogen Technologies, Inc. (the "Company"), through its wholly-owned subsidiary Photogen, Inc., is a development stage company focused on creating photodynamic-related health care products based on its proprietary simultaneous two photon excitation technology. The Company has discovered new methods for using laser-generated light to activate photoactive agents within deep tissue sufficient to produce a range of beneficial therapeutic and diagnostic outcomes. These technologies involve methods, materials and devices that may be used to produce light and photoactive agents that will destroy diseased cells, remove tissue, or identify and diagnose disease. The Company and its business are subject to certain Risk Factors summarized below.

           The Company is the successor by merger to Bemax Corporation ("Bemax"). Bemax was a California corporation organized on June 25, 1984 to develop and market computer printer products. Bemax completed a public offering in April 1985 of 1,000,000 Units (consisting of one share of common stock and one warrant to acquire an additional share of common stock) at a price of $1.00 per Unit. None of the warrants were exercised and all have since expired. Bemax remained in the development stage and, due to lack of capital, it ceased operations in November 1988. From 1988 through May 1997, the Company (and its predecessors) remained inactive while seeking and evaluating possible acquisition candidates.

           In October 1994, Bemax issued 21,595,704 shares (all share amounts in this paragraph are adjusted to reflect a subsequent two-for-one reverse stock split) of common stock to Theodore Tannebaum for $1,000,002, resulting in Mr. Tannebaum owning 95% of Bemax's outstanding common stock. In December 1994, Bemax issued an aggregate of 6,478,700 shares of common stock for a total of $300,000 to Robert J. Weinstein, M.D. and another investor. In March 1995, Bemax merged into its newly-formed wholly-owned Nevada subsidiary named M T Financial Group, Inc. ("M T Financial"). M T Financial was the surviving corporation and Bemax thereby changed its state of incorporation from California to Nevada. As part of that merger, each two shares of Bemax common stock were converted into one share of M T Financial common stock.

           M T Financial learned of the possibility of acquiring Photogen in February 1997. At that time, Photogen was organized as a Tennessee limited liability company. As part of the acquisition, the limited liability company dissolved and transferred its assets to its five members, who in turn transferred those assets to Photogen, Inc. (a newly organized Tennessee corporation) and the five members of the limited liability company became equal shareholders of Photogen, Inc. Photogen, Inc. then merged with a subsidiary of M T Financial and became M T Financial's wholly-owned subsidiary. In connection with M T Financial's acquisition of Photogen, the following occurred (in addition to certain other material events discussed elsewhere in this Form 10-SB and the Company's filings with the Securities and Exchange Commission):

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          -    M T Financial changed its name to "Photogen Technologies, Inc."

          - In exchange for their interest in Photogen, Inc., the Company issued shares to the five Photogen principals, resulting in their ownership of 67% of the Company's outstanding common stock; Mr. Tannebaum, Dr. Weinstein and two other investors retained beneficial ownership of 30% of the outstanding common stock; and the public (approximately 450 stockholders) retained 3% of the outstanding common stock.

          - Drs. Wachter, Fisher, Dees, Weinstein and Mr. Smolik were elected to the Board of Directors of the Company and Photogen, Inc.;
               Drs. Wachter and Weinstein and Mr. Smolik were elected to the Executive Committee; and Mr. Smolik became Chief Executive Officer of both entities.

          - The Company's Articles of Incorporation and By-laws were amended to implement unanimous voting requirements by the Board of Directors and Executive Committee regarding certain extraordinary events.

          - Dr. Weinstein and two other investors purchased additional shares of common stock for an aggregate of $1,803,450 and, with Mr. Tannebaum, made a capital contribution to the Company so that its cash and cash equivalents equaled $3,000,000.

           Since May 1997, the Company has obtained laboratory space, commenced animal research studies and engaged in the other activities described below.

BUSINESS OF THE COMPANY

          The photodynamic therapeutic process combines a photoactive agent (a drug) with light at a specific wavelength in a manner that produces a therapeutic effect. The photodynamic process is designed to destroy undesirable or diseased cells. Photodynamic therapy is of great interest because it offers the potential for non-invasive treatment of diseases like cancer while avoiding chemotherapy, radiation therapy, surgery and the discomfort and hazards associated with these treatments.

           THE PHOTODYNAMIC PROCESS IN GENERAL. In the early 1900's, scientists began to explore the phenomenon that certain compounds produced tissue irritation after being exposed to sunlight. These early observations resulted in two important medical applications of light and photoactive agents: laser surgery and photodynamic treatment of disease. Subsequently, light delivered by a laser has been used in "bloodless" surgery and other applications ranging from removing tattoos to removing wrinkles. The first application of photodynamic therapy was the use of the photoactive agent Psoralen and ultraviolet light to treat severe cases of psoriasis. Photofrin II is a recently approved photoactive agent used with red light to treat esophageal cancer and non-small cell lung

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cancer. Psoralen and Photofrin II, both of which were developed and are owned by others, are the only therapeutic photoactive agents currently approved by the United States Food and Drug Administration (the "FDA").

            Photodynamic therapies may be delivered without surgery, chemotherapy, or radiation therapy. The Company believes that photodynamic treatments may be administered multiple times without creating a resistant or more virulent form of the disease, may be easily administered and cost less than conventional treatments, and may avoid or postpone the pain and complications of conventional therapy.

           Each photoactive agent has unique chemical and biological characteristics, and requires light of a specific wavelength to produce a therapeutic effect. The activated agent has a short life and impacts only those cells containing the agent that are exposed to the required light energy. For example, Psoralen is inactive in the absence of light. However, ultraviolet light at 350-400 nm (nanometers) transforms Psoralen into a highly toxic biological compound that binds (intercalates) DNA, making it impossible for the cell to survive. Photofrin II has a different chemical structure and therefore requires light of a different wavelength to produce its therapeutic effect. Photofrin II is activated with light at 630 nm, and reacts with oxygen in the cell to produce a short-lived compound called singlet oxygen. Singlet oxygen is extremely toxic and destroys all cellular components that it contacts.

          Photoactive agents used by the Company's competitors are activated when the agent absorbs a single unit of light energy (a photon) at the required wavelength. This process of activation is called "single photon absorption." Lasers or high-intensity lamps are commonly used to provide light with the necessary energy. Single photon absorption is a linear process, activating photoactive agents present in any tissue or cell in the path of the light beam. Since the beam -- and therefore the site of activation -- cannot be limited to diseased cells or tissues, any control of the activation site must be achieved by physically restricting where the light is directed. Furthermore, damage can occur in nonselected tissue which is in the line of the laser's light beam. For this reason, competitors' applications have been limited to topical treatments or to treatments in which the diseased tissue is reached through invasive endoscopes, catheters or similar devices.

          The ability to non-invasively treat diseased cells deep within tissue is further limited by the natural tendency of tissue components to absorb and scatter light. Tissue components such as water, blood, proteins and melanin all absorb and scatter light energy at different wavelengths. In essence, scatter occurs when light (photons) bounces off various tissue components. Both absorption and scatter reduce energy in the light beam available to activate photoactive agents. This reduction can be so significant as to limit the effective treatment depth to a few millimeters or less.

           The amount of light energy lost to absorption and scatter varies with the wavelength of the light: the longer the wavelength, the less the absorption and scatter. The depth of treatment achieved with light at 1000 nm will be many times greater than that achieved with light at 500 nm. The Company's tests suggest that natural absorption and scatter for light used to activate Psoralen

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and Photofrin II (at wavelengths up to 630 nm) is still significant and limits depth of treatment to a few millimeters. This limitation is especially important in the treatment of large tumors where the light may not be able to penetrate the entire tumor mass or where diseased cells are located centimeters deep within the body. Photodynamic processes that use longer wavelength light hold the promise of deeper penetration without requiring invasive treatment.

           THE COMPANY'S TECHNOLOGY. The Company has discovered methods for using light energy to activate photoactive agents that address many of the limitations of current photodynamic therapy processes based on single photon absorption. The Company's technologies produce and use a special beam of light to activate photoactive agents, thus offering improvements in the areas of photodynamic therapy and photodynamic imaging. Each of the Company's technologies described in this section are in the experimental or development stage; and the description of these technologies involves forward looking statements that are subject to the Risk Factors described below.
 The Company's technologies contained within its patent applications currently filed or expected to be filed with the United States Patent and Trademark Office are:

          -    Simultaneous two photon excitation
          -    Fast pulsed, high peak power delivery of light
          -    Cellular targeting
          -    Signal processing

          1. SIMULTANEOUS TWO PHOTON EXCITATION. The Company's light beam is special in that it contains photons at approximately one half the energy of the photons conventionally used to activate photoactive agents in single photon absorption processes. The Company's technology is based on "simultaneous two photon excitation:" a beam that uses two photons of longer wavelength light to activate photoactive agents so that absorption and scatter are significantly reduced. The Company expects simultaneous two photon excitation to accomplish non-invasive treatment at depths greater than those achieved by the current single photon absorption processes used by its competitors.

           For example, Psoralen, when activated with single photon absorption, requires light energy (one photon) at 350-400 nm. Psoralen can be activated using simultaneous two photon excitation with two photons each at 700-800 nm. Photofrin II, activated with single photon absorption, requires one 400-630 nm photon; but when activated with simultaneous two photon excitation, it requires two photons each at 800-1260 nm. In both cases, excitation occurs through absorption of two photons to reach the same activated state reached with one photon at shorter wavelengths. The Company's alternative procedure is designed to achieve the same level of activation and the same level of therapeutic effectiveness as single photon activation.

          Simultaneous two photon excitation provides the potential to control or limit the site of agent activation. Single photon absorption is a linear process, activating photoactive agents all along the light beam path. Because simultaneous excitation requires two photons to activate the photoactive agent, it is a nonlinear process. The rate at which the photoactive agent is activated is a

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function of the square of photon concentration and can be substantially limited to the focus of a beam where the power is high. This feature, together with the use of optics to focus the beam, enables three dimensional control over the activation site without incidental activation or destruction of healthy cells outside the target area. The ability to limit activation of a photoactive agent to a defined three dimensional space will improve the overall safety and efficacy of photodynamic therapy.

           Activating photoactive agents with two lower energy, longer wavelength photons should allow the safe use of many previously unacceptable photoactive agents. These agents, when activated using single photon absorption processes, require light between 350-500 nm. Light at these wavelengths falls in the ultraviolet or visible range and may increase the chance of developing skin cancer. For example, Psoralen, presently activated with 350-400 nm, can be activated using simultaneous two photon excitation at 700-800 nm without exposing the patient to ultraviolet light. The Company believes this new ability will expand the applications for Psoralen beyond treating psoriasis. Like Psoralen, other photoactive compounds activated with ultraviolet light may also become candidates for simultaneous two photon activation, yielding useful new photoactive agents.

          The human body also contains its own mixture of photoactive agents that can be used to produce a desirable therapeutic effect. These photoactive agents are used in laser surgery, skin resurfacing, hair removal and eye surgery. Typically, a laser is used to provide light energy at a certain wavelength. Water, blood, proteins and other compounds absorb this light and convert the energy to highly localized heat. The targeted tissue's temperature quickly rises, causing cells to explode or burn at the point of illumination. These same photoactive agents within the body can be activated with simultaneous two photon excitation, allowing the Company's process to also be useful for surgical applications. The Company has not demonstrated this technology in animal or human models, but expects to do so in its upcoming animal trials.

          2. FAST PULSED DELIVERY OF LIGHT ENERGY. The method by which the light energy is packaged and delivered contributes to the safety and efficacy of simultaneous two photon excitation. The Company uses fast pulsed, high peak power laser light to activate photoactive agents.
This capability is most significant when used in laser surgery.
Despite the current success of lasers for surgery, the Company believes there is a need for devices that offer reduced damage to adjacent cells, better spatial control and improved treatment margins. The Company believes that the use of fast pulsed, high peak power lasers may provide valuable enhancements to current procedures. For example, fast pulsed laser light can be used to activate water in cells to

                                      -5-
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quickly destroy cells. This capability is especially useful in surgery and in the removal of surface cells. The expected advantage of this approach is that there may be much less damage to adjacent cells, less post-procedure swelling and faster healing. The Company has not yet demonstrated this technology in animal or human models, but expects to do so in its upcoming animal trials.

          3. CELLULAR TARGETING. The Company has demonstrated, IN VITRO (in other words, "outside the body," as in a test tube, petri dish or similar medium), the ability to add a targeting molecule to a photoactive agent, use the targeting molecule to deliver the photoactive agent to a specific cellular target, and then activate the photoactive agent to destroy the cell. Increasing the specificity of the photoactive agent is another way to enhance overall treatment specificity. Company scientists are continuing to pursue development of targeted photoactive agents that will allow cell-specific delivery and treatment. The Company has not demonstrated this technology in animal or human clinical trials.

          4. PROPRIETARY PHOTOACTIVE AGENTS. Company scientists are exploring development of new photoactive agents that are preferentially absorbed in diseased cells and may be activated with the Company's simultaneous two photon excitation technology at wavelengths that should increase tissue treatment depth. This technology is in the experimental stage and has not been demonstrated in animal or human clinical trials.

          5. IMAGING AND SIGNAL PROCESSING. Simultaneous two photon excitation, ultrafast pulsed lasers and cellular targeting, when combined with signal processing technology described in the Company's patent application, may enable the development of a safe, sensitive diagnostic imaging procedure. Such a laser-based procedure would avoid exposing a patient to harmful x-rays and enable improved early detection of diseases such as breast cancer. The Company has identified one promising candidate that appears to meet its performance criteria.

           To date, x-rays have been the most popular tool for discovering many forms of cancer and other diseases. The danger and limitations of x-rays are well known; unfortunately, no other imaging technique has so far been able to replace x-rays. A safe and improved alternative to x-rays for soft tissue imaging is important because it can provide the early detection of disease. In the case of breast cancer, x-ray mammography can only detect suspicious masses at sizes greater than 0.5 cm, and it cannot distinguish between a benign calcification or a malignant tumor.

           There are a number of alternative techniques being developed, but none the Company is aware of offers the potential sensitivity of a laser-based imaging system. A laser imaging system has the potential to identify suspicious masses and provide a diagnosis at the same time. The Company's imaging process will require the use of a cell-specific, fluorescent imaging agent. When the agent is administered to the patient, it should travel to and concentrate in the diseased tissue. Laser light is used to activate the imaging agent so that it can fluoresce and produce a detectable signal and a three-dimensional image of the tissue. If the imaging agent is specific for a certain type of cancer, for example, and a mass is found, the diagnostician may conclude that the mass must be cancerous because the imaging agent would attach only to cancerous tissue. Therefore, detection and diagnosis are possible in one procedure. Problems faced by developers of competing laser

                                      -6-
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imaging systems result from detecting light  emitted by tissue and converting the detected signals into two or three dimensional images. While there are many software processes that convert signals to images (a process called tomography) the Company believes these laser processes have so far been unable to produce images that meet the requirements for sensitivity and early detection. The Company is not aware of any laser mammography devices currently approved by the FDA.

           The Company's two photon imaging technology has been demonstrated only on a small IN VITRO basis, and has not been demonstrated in animal or clinical trials.

           PATENTS AND STATUS. In October 1996, Photogen filed two patent applications with the United States Patent and Trademark Office. The first patent application relates to therapeutic methods, and the second application relates to imaging methods. Both patent applications involve the use of simultaneous two photon excitation, fast-pulsed, high peak power delivery of light energy and cellular targeting. The imaging patent application also
contains technology with respect to signal processing.   The Patent and
Trademark Office notified the Company that its therapy application could be divided into three applications and could not proceed as just one application. The Company elected to first pursue the application covering its method of treating tissue with simultaneous two photon excitation of photoactive agents. The Company received a written notice of allowance from the Patent and Trademark Office allowing over 60 claims on this first application. The other inventions are expected to be pursued in divisional applications. The Company is not aware of any developments at the Patent and Trademark Office regarding its other divisional patent application or regarding its imaging technology. See "Risk Factors -- Uncertainties Regarding Patent Matters," below.

           The Company has also sought patent protection for the technologies reflected in its therapy and imaging patent applications in India and under the Patent Cooperation Treaty, which covers countries in Europe and such other countries as Japan, Korea, China, Brazil and others.

BUSINESS STRATEGY

           OBJECTIVES. The Company's overall objective is to leverage its knowledge in photophysics and biochemistry and its proprietary technologies through contractual collaborations with third parties and to thereby produce products and generate revenues.

          The Company's business strategy to achieve this goal is summarized below:

          1. Utilize contractual collaborations with third parties to access the skills and resources required to design, test, obtain regulatory approval, manufacture, sell and support light delivery and imaging systems and surgical laser devices that incorporate two photon excitation and the Company's other technologies.

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          2.    Focus initial product development on surgical laser devices and laser activation systems that can be used to activate existing photoactive agents. Follow development of these activation systems with future development of the Company's photoactive agents, targeting agents and deep tissue applications.

          3. Focus the Company's internal efforts on demonstrating the Company's technology in appropriate animal and human models, developing activation procedures for existing photoactive agents, cellular targeting and imaging agents, and demonstrating the efficacy of the Company's imaging technology.

          The Company does not expect to achieve revenues from operations in the near future. The Company's first revenues, if any, are expected to derive from licensing fees and royalties from collaborative relationships. Thereafter, if and when the Company develops a saleable product, the Company expects to generate revenues from product sales. The Company's objectives and business strategy are subject to change based on numerous factors, including the results of preclinical and clinical testing, the availability of suitable collaborative relationships, the nature of competition, regulatory requirements and the availability of capital. The Company's ability to implement its business strategy and achieve revenues is subject to certain Risk Factors, described below.

          POTENTIAL PRODUCT APPLICATIONS. Currently, the Company has not developed any products, and the Company's ability to do so is subject to certain Risk Factors described below. The Company believes its technologies have potential applications in the following three market areas:

          -    Photodynamic treatment of diseases
          -    Diagnostic imaging
          -    Surgical laser devices

Potential products that service these markets are identified in Table I below:

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                                    TABLE I
                        POTENTIAL MARKETS AND PRODUCTS

MARKET                                 POTENTIAL PRODUCTS
Photodynamic treatment of diseases     Photoactive agents
                                       Light delivery systems
                                       Cell-specific targeting agents
                                       Delivery of treatment services to
                                         patients

Diagnostic imaging                     Laser based imaging systems
                                       Imaging agents
                                       Cell and disease specific targeting
                                         agents

Surgical lasers                        Surgical laser devices
                                       Treatment tools
                                       Delivery of treatment services to
                                         patients

          Table II provides a partial listing of the types of diseases that may be treated with photodynamic therapies.


                                   TABLE II
               EXAMPLES OF APPLICATIONS FOR PHOTODYNAMIC THERAPY

GENERAL DISEASE CATEGORY               SPECIFIC CONDITION
Cancer                                 Barrets Esophagus
                                       Non-small cell lung cancer
                                       Non melanoma skin cancer
                                       Melanoma
                                       Breast cancer
                                       Prostate cancer
                                       Colorectal cancer

Skin disease                           Psoriasis
                                       Actinic keratosis

Opthamology                            Age related macular degeneration

Cardiovascular                         Plaque removal
                                       Restinosis

AIDS                                   Kaposis sarcoma

Infectious Disease                     Contained bacterial infections
                                       Fungal infections
                                       Viral infections
                                       Parasitic infections

GOVERNMENT REGULATIONS

           All of the products the Company presently contemplates developing will require approval of the United States Food and Drug Administration ("FDA") for sales and use within the United States and of comparable foreign
agencies for sales outside  the  United States.   The  FDA  and  comparable
regulatory agencies impose substantial requirements on the manufacturing and marketing of pharmaceutical products and medical devices. These agencies and other entities

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regulate, among other things, research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's proposed products. At present the Company has made no submissions to the FDA regarding any of its proposed products. See "Risk Factors -- Unproven Safety and Efficacy; No Clinical Trials," below.

           The process required by the FDA before the Company's products may be marketed in the U.S. generally involves the following: (i) preclinical laboratory and animal tests; (ii) submission of an application which must become effective before clinical trials may begin; (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the product in its intended indication; and (iv) FDA approval of the application.

           For pharmaceutical products, preclinical tests include laboratory evaluation of the product, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product. If the FDA is satisfied with the results and data from preclinical tests, it will authorize human trials. Human clinical trials are typically conducted in three sequential phases which may overlap. Each of the three phases involves testing and study of specific aspects of the effects of the pharmaceutical on human subjects, including testing for safety, dosage tolerance, side effects, absorption, metabolism, distribution, excretion and clinical efficacy. The FDA recently announced a new policy intended to accelerate the approval process for cancer therapies, and the Company intends to explore ways to take advantage of that accelerated process.

           Historically, obtaining FDA approval for photodynamic therapies has been a significant challenge. Not only must the photoactive agent be approved as a drug, but the laser activation system must also be approved as a medical device. The FDA has dealt with this "combination product" by delegating authority for overall approval to the drug side of the agency. Accordingly, when a photodynamic therapy agent is approved as a drug, it is approved for a specific indication under its specific labeling. Only one laser is approved to deliver the treatment, and currently Photofrin II has been approved for use in treating esophageal cancer and non-small cell lung cancer. The Company's competitors have reported progress with the FDA regarding the new drugs SnET2 and ALA (aminolevuline acid). Both drugs are in Phase II/III clinical trials.

          The FDA is also gaining experience with lasers through the many
510(k) and premarket approval submissions for non-photodynamic therapy laser applications. Medical devices can be cleared for commercial distribution through a notification to the FDA under Section 510(k) of the applicable statute. The 510(k) notification must demonstrate to the FDA that the device is as safe and effective or substantially equivalent to a legally marketed device that was or is currently on the United States market and therefore does not require premarket approval. Certain devices that sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential unreasonable risk of illness or injury, are subject to special controls through a premarket approval ("PMA") process in order to obtain marketing clearance. The Company plans to capitalize on existing knowledge about photoactive drugs and medical lasers by developing initial treatments

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based on existing photoactive agents. The Company hopes that combining its techniques with the body of information already in existence will reduce product approval times.

           The testing and approval process requires substantial time, effort, and financial resources, and there can be no assurance that any approval will be granted on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. The FDA or the research institution sponsoring the trials may suspend clinical trials or may not permit trials to advance from one phase to another at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Once issued, a product approval may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. If regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which a product may be marketed. In addition, the FDA may require testing and surveillance programs to monitor the effectiveness of approved products that have been commercialized, and the agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.
 Further, later discovery of previously unknown problems with a product may result in restrictions on the product, including its withdrawal from the market. Marketing the Company's products abroad will require similar regulatory approvals and is subject to similar risks.

           The Company, in the ordinary course of business, must also comply with a variety of other governmental regulations. These regulations impose, among other things, standards of conduct, recordkeeping, labeling and reporting. Specific regulations affecting the Company's current and proposed operations are local environmental discharge requirements, good laboratory practices governing use of biological substances, good manufacturing practices regarding the manufacture of drugs and other products, animal care and use regulations, labor and general business practices laws and regulations for the use of lasers. The Company does not presently anticipate the cost of compliance in these areas to present a major obstacle to the Company achieving its goals.

           Another form of regulation that will impact the Company's business are the recent developments in health care reimbursement and delivery practices as a means to better control health care costs. See "Risk Factors -- Uncertainties Regarding Reimbursement and Health Care Reform," below. The Company views these changes as a potential benefit to its business. Photodynamic therapy and laser based procedures are usually less complicated and costly than traditional surgery and radiation and can be applied in an outpatient setting. For these reasons, it is possible that photodynamic therapy may become a preferred procedure by health insurers and other third party payors.

COMPETITION

           The industry in which the Company operates is intensely competitive, and there is rapid change with respect to technology for the diagnosis and treatment of diseases. Existing or future pharmaceutical and laser companies, government entities and universities may create developments that accomplish similar functions to the Company's technologies in ways that are less expensive, receive faster regulatory approval, or receive greater market acceptance than the Company's products. See "Risk Factors -- Substantial Competition," below.

           The Company's competitors generally have greater capital resources and access to capital; greater internal resources for activities in research and development, clinical testing and trials, production and distribution; existing collaborative relationships with third parties; and have made greater progress in the preclinical and clinical testing of their products.
In addition, the Company's competitors may be disinclined to form collaborative relationships with the Company directly, or to permit their collaborative partners to work with the Company. See "Risk Factors --
Reliance on Third Parties, Collaborative Relationships and Employees," below. The Company is aware of one competitor, QLT Phototherapeutics, that has already received FDA approval for use of its proprietary photoactive agent, Photofrin II, in treatment of esophageal cancer and non-small cell lung cancer. Other competitors, namely Miravant, Inc. and Dusa Pharmaceuticals, have advanced their proprietary photoactive agents to Phase II/III clinical trials.

           The Company believes that its unique technologies may offset to an extent the disadvantages from its competitive position. The Company's technology, based on the two photon excitation model, may change the traditional emphasis in photodynamic therapy from the drug to the light delivery source. The Company believes this may enable it to add value to existing and future products of drug manufacturers. In addition, the unique properties of the Company's laser activation process may give it a competitive advantage over other light delivery methods that require invasive procedures.

RISK FACTORS

           The Company cannot provide assurances that it will successfully achieve its goals or the commercial development of its technology in the foreseeable future. The Company's success in this regard must at this time be deemed speculative. This Form 10-SB contains forward-looking statements which involve risks, uncertainties and other factors that may cause the Company's actual results or performance to differ materially from any results or performance expressed or implied by such forward-looking statements. Factors that could cause or contribute to those differences include the following:

           DEVELOPMENT STAGE COMPANY; NO PRODUCTS. The Company and its technology are in an early stage of development. The Company does not have any products for sale and has not generated revenues from sales. The Company does not expect to achieve revenues for at least several years. The products currently contemplated for development by the Company will require significant additional research and development, preclinical and clinical testing and regulatory approval prior to commercialization. There can be no assurances that the Company's research or product development efforts will be successfully completed, or that any resulting products will be successfully transformed into marketable products, that required regulatory approvals can be obtained, that products can be manufactured at an acceptable cost and with appropriate quality, that any approved products can be successfully marketed, or that any products will be favorably accepted in the market.

           HISTORY OF LOSSES; NO ASSURANCE OF FUTURE PROFITS; NO DIVIDENDS. The Company and its predecessors have not declared or paid any cash dividends to stockholders, and the Company does not expect to do so in the foreseeable future. The Company expects to incur substantial and increasing losses for at least the next several years as its financial resources are used for research and development, preclinical and clinical testing and regulatory activities, manufacturing, marketing and related expenses. The Company cannot provide assurances that it will be able to achieve profitability in the future.

           UNPROVEN SAFETY AND EFFICACY; NO CLINICAL TRIALS. None of the Company's proposed drug and device products have completed the extensive preclinical and clinical testing for efficacy and safety in animals and humans required for regulatory approval prior to commercial use. This process may take at least several years, and the Company may encounter problems or delays. If clinical trials are successful, there can be no assurances that the Company's proposed products will demonstrate sufficient safety or efficacy to warrant approval by the FDA or other domestic or foreign regulatory authorities or that any approvals will cover the clinical indications for which the Company may seek approval. See "Government Regulations," above.

           RELIANCE ON THIRD PARTIES, COLLABORATIVE RELATIONSHIPS AND EMPLOYEES. The Company does not have manufacturing or clinical testing facilities for its proposed products. The Company intends to enter into collaborative relationships with third parties in connection with the research and development, preclinical and clinical testing, manufacturing, marketing and distribution of its proposed products. The Company initially will also be dependent on third parties for supply of laser products and for supplies of photodynamic drugs. There can be no assurances that the Company will be able to negotiate acceptable collaborative and supply arrangements or that collaborative arrangements will result in marketable products. In addition, there can be no assurances that collaborative relationships will not limit or restrict the Company or give the Company an adequate supply of necessary resources. Further, there can be no assurances that the Company's collaborative partners will not develop or pursue alternative technologies either on their own or with others, including the Company's competitors, as a means of developing or marketing products for the diseases targeted by the collaborative programs and the Company's proposed products. The Company is also highly dependent upon six employees for scientific and management expertise.

           SUBSTANTIAL ADDITIONAL FINANCING REQUIRED. The Company has incurred negative cash flows from operations since its inception and will expend substantial funds in connection with its research and development programs. The Company will require substantial additional funding (the amount of which cannot be accurately estimated at this time; however, the amount could be at least $50 million) to continue or undertake its research and development activities, clinical testing and manufacturing, marketing, sales, distribution and administrative activities. Depending on market conditions, the Company will attempt to raise additional capital through equity and debt offerings, collaborative relationships and other available sources. No assurances can be given that additional funds will be available on acceptable terms (if at all) or the extent of dilution to existing stockholders that may result from such offerings. See "Management's Discussion and Analysis or Plan of Operation," below.

           SUBSTANTIAL COMPETITION. Many of the Company's competitors have substantially greater financial, technical and human resources than the Company and, alone or with collaborative partnerships, have substantially greater experience in developing products, conducting preclinical or clinical testing, obtaining regulatory approvals and manufacturing and marketing. See "Competition," above.

           UNCERTAINTIES REGARDING REIMBURSEMENT AND HEALTH CARE REFORM. Third party payors (including health insurers, managed care entities and similar organizations) are increasingly challenging the price of medical procedures and services and establishing protocols which may limit physicians' selections of products and procedures. The extent to which third party payors will provide reimbursement for health care procedures and services (especially those using innovative technologies) is uncertain, and there can be no assurances that adequate reimbursement coverage will be available to enable the Company to achieve market acceptance of its proposed products or to maintain price levels sufficient for realization of an appropriate return on its proposed products. See "Government Regulations," above.

           UNCERTAINTIES REGARDING PATENT MATTERS. The Company's success will depend, in part, on its ability to obtain, assert and defend its patents, protect trade secrets and operate without infringing the proprietary rights of others. There is a risk that some of the Company's patent applications will not result in issued patents; and there is a risk that any issued patents will not provide the Company with proprietary protection or competitive advantages, will be designed around by others, will be challenged by others and held to be invalid or unenforceable or that the patents of others will have a material adverse effect on the Company. The Company's current technology and any related patents are subject to two Confirmatory Licenses in favor of the United States Government as required by applicable regulations, in which the Company granted an irrevocable license to the Government to use the technology under certain circumstances and granted certain "march-in rights" (permitting the Department of Energy to make use of the technology under certain circumstances). The Company also seeks to protect its proprietary technology and processes in part by confidentiality agreements; however, there can be no assurances that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors. See "Business of the Company -- Patents and Status," above.

           CONTROL BY EXISTING STOCKHOLDERS. As of October 31, 1997, the Company's officers, directors and principal stockholders beneficially owned approximately 95% of the outstanding common stock. The Company's principal stockholders are also parties to a Voting Agreement concerning the election of certain designees to the Board of Directors of the Company and Photogen, Inc. These stockholders will be able to elect the Company's directors and will have the ability to influence significantly the Company and the direction of its business and affairs. Such concentration of ownership may delay or prevent a change in control of the Company, and may also result in the scarcity of outstanding shares currently available for purchase on the open markets. These factors may affect the market and the market price for the common stock in ways that do not reflect the intrinsic value of the Company's stock. See "Security Ownership of Certain Beneficial Owners and Management," below.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

           Since the Company acquired Photogen, Inc., the Company has been principally engaged in the research and development of drugs and medical device products for use in photodynamic therapy. The Company has not completed development of any product at this time. The Company has not generated revenues from the sale of any proposed products or other operations, and has continued to experience losses. The Company's revenue for the nine months ended September 30, 1997 was $84,395 and resulted primarily from investment income on the proceeds from the sale of common stock in the Company's recent restructuring. The Company's net loss for the nine months ended September 30, 1997 was $225,280. The losses are attributable primarily to expenses related to pursuing patent protection for the Company's technology, acquiring equipment and commencing animal studies, and other general and administrative costs. The Company expects to continue to incur losses for at least the next several years as it engages in research and development, clinical testing, regulatory approval activities and the manufacture and sale of any products that the Company may develop. Portions of the discussion in this Item contain forward looking statements and are subject to the Risk Factors described above.

           The Company is exploring the possibility of obtaining additional interim financing, in the range of $5 million, through a private placement of common stock. However, these plans are in the preliminary stages and the Company has not identified any potential investor or price for its shares if it were to proceed with such an offering. See "Risk Factors -- Substantial Additional Financing Required," above.

           The Company has received a formal written notice of allowance on the first of three divisional patent applications. This first patent covers the area of simultaneous two photon excitation in a variety of applications. The Company believes this patent establishes the beginning of a strong proprietary position in an exciting new technology. The Company recently filed the second and third divisional applications. The Company is continuing to pursue patent protection for its imaging technology with the U. S. Patent and Trademark Office, and in India and under the Patent Cooperation Treaty (covering countries in Europe, Japan, Korea, China, Brazil and others). The Company is not aware of any developments with respect to the U.S. Patent and Trademark Office's consideration of its imaging patent application. See "Risk Factors --Uncertainties Regarding Patent Matters," above.

           The Company has executed a contract to conduct animal studies which seek to demonstrate the efficacy of the Company's technology in animal models, including the spatial control, safety, multiple agent activation and depth of penetration of the laser. The animal studies began during the fourth quarter of 1997. The total cost of this contract is $178,100.

           The Company is occupying approximately 4,000 square feet of office and laboratory space in Knoxville, Tennessee. The Company pays a monthly rental of $4,680 for the facility (including certain equipment) plus charges for utilities and similar items. The Company is proceeding to equip its laser research and development laboratory with certain laser equipment systems made available by a large laser manufacturer. The Company intends to purchase or lease certain additional equipment for approximately $175,000. The Company has received, installed and started-up a laser system required for conduct of animal studies. To date, $72,000 has been invested in office and laboratory equipment. The Company expects to spend an additional $100,000 to acquire the instruments necessary to support animal and human clinical trials, and development of its proprietary photoactive agent and targeting systems. The Company is now negotiating supply of a second laser system from a large laser manufacturer. The Company hopes to obtain this laser on terms similar to the first laser.

           The Company anticipates expenditures for additional employees and equipment to be minimal until the results of the animal testing are known. The animal studies contract includes the Company's use of personnel employed by the testing facility. For that reason, the Company believes it has enough cash resources for its currently anticipated needs during the next twelve months and will not have to raise additional funds; however, as noted above, the Company is exploring raising approximately $5 million and complete development and commercialization of the Company's technology will require substantial additional funds. During the next twelve months, the Company will continue with animal trials and evaluation of its proprietary photoactive agent candidates. See "Risk Factors," above.

ITEM 3.  DESCRIPTION OF PROPERTY.

           The Company's executive offices and laboratory consists of approximately 4,000 square feet in Knoxville, Tennessee. Approximately 1,000 square feet of the facility are subject to a Lease Agreement between Photogen, Inc. and the landlord. The Company leases the balance of space in this facility under a Consent and Assignment of Lease from Genase, L.L.C. and, therefore, is subject to Genase, L.L.C.'s Master Lease with P.C. Powell and Wilma Powell (several directors of the Company are associated with Genase, L.L.C. -- see "Certain Relationships and Related Transactions," below). The Company's lease also entitles it to use certain scientific equipment located in this facility. The property and equipment are in good condition. In the opinion of management, the Company's interest in the facility is adequately covered by insurance. The Company pays a monthly rental of $4,680 for the facility (including certain equipment) plus charges for utilities and similar items. The initial term of the lease is through July 1, 1998 and the Company has two options to renew the lease for additional terms of three years each. The Company also has an option to purchase the facility at any time during the term of the lease or any renewal period. There are no present plans for further improvement or development of the leased space, although the Company may acquire or lease additional facilities or equipment as needed.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

           The following table sets forth the beneficial ownership of the Company's common stock by directors and executive officers, and any person or group known to the Company to be the owner of more than five percent of the Company's shares.


                                                           AMOUNT AND
                 NAME AND ADDRESS                          NATURE OF BENEFICIAL           PERCENT
TITLE OF CLASS   OF BENEFICIAL OWNER                       OWNERSHIP                      OF CLASS
--------------   -------------------                       --------------------           --------

Common Stock     John Smolik                                4,800,000 1                    13.33
                 7327 Oak Ridge Highway
                 Suite B
                 Knoxville, TN 37931

Common Stock     Eric A. Wachter, Ph.D.                     4,800,000 1                    13.33
                 7327 Oak Ridge Highway
                 Suite B
                 Knoxville, TN 37931

Common Stock     Craig Dees, Ph.D.                          4,800,000 1                    13.33
                 7327 Oak Ridge Highway
                 Suite B
                 Knoxville, TN 37931

Common Stock     Walter G. Fisher, Ph.D.                    4,800,000 1                    13.33
                 7327 Oak Ridge Highway
                 Suite B
                 Knoxville, TN 37931

Common Stock     Timothy Scott, Ph.D.                       4,800,000 1                    13.33
                 7327 Oak Ridge Highway
                 Suite B
                 Knoxville, TN 37931

Common Stock     Robert J. Weinstein, M.D. and
                 Lois Weinstein (Joint Tenants)             3,455,421                       9.60
                 875 N. Michigan Avenue
                 Suite 2930
                 Chicago, IL 60611-1901

Common Stock     Theodore Tannebaum                         3,450,421                       9.58
                 875 N. Michigan Avenue
                 Suite 2930
                 Chicago, IL 60611-1901


                                                           AMOUNT AND
                 NAME AND ADDRESS                          NATURE OF BENEFICIAL           PERCENT
TITLE OF CLASS   OF BENEFICIAL OWNER                       OWNERSHIP                      OF CLASS
--------------   -------------------                       --------------------           --------

Common Stock     Stuart P. Levine                           3,426,921                       9.52
                 875 N. Michigan Avenue
                 Suite 2930
                 Chicago, IL 60611-1901

Common Stock     All directors and executive officers      22,655,421                      62.93
                 as a group (5 persons)

__________________

(1) Each individual granted five-year warrants to the following principals of Aurora Capital Corp.: (i) S. Fuchs to acquire 180,000 of their shares (for an aggregate of 900,000 shares), (ii) J. Margolis to acquire 8,000 of their shares (for an aggregate of 40,000 shares) and (iii)
     S. Ross to acquire 4,000 of their shares (for an aggregate of 20,000 shares). See paragraph 4(b) under "Recent Sales of Unregistered Securities", below.

           As part of the Photogen acquisition, Drs. Wachter, Dees, Fisher, Scott and Mr. Smolik (the "Tennessee Stockholders") entered into a Voting Agreement with Mr. Tannebaum, Dr. Weinstein and certain other Chicago-based stockholders (the "Chicago Stockholders"). The Tennessee Stockholders and Chicago Stockholders together currently own beneficially 95% of the Company's outstanding common stock. The Voting Agreement provides that the Tennessee Stockholders and Chicago Stockholders will vote their shares of common stock
(i) in accordance with the unanimous recommendation of the Board of Directors with respect to any amendments to the Articles of Incorporation or Bylaws,
(ii) to fix the number of directors at five, (iii) to elect to the Board of Directors four persons nominated by the Tennessee Stockholders and one person nominated by the Chicago Stockholders (and to remove any such director at the request of the stockholders who nominated him), and (iv) to fix the number of directors on the Board's Executive Committee at three, two of whom will be selected by the Tennessee Stockholders and one of whom will be selected by the Chicago Stockholders. Certain extraordinary transactions will require approval of all five of the Company's directors. In addition, the Company will agree to comparable voting requirements and restrictions with respect to Photogen, Inc. in its capacity as sole stockholder of that corporation. The Voting Agreement has a term of 15 years, so long as the Tennessee
Stockholders and Chicago Stockholders are the beneficial owners of 20% or more of the Company's outstanding common stock during that period. The Tennessee Stockholders and Chicago Stockholders together control management of the Company; see "Risk Factors -- Control By Existing Stockholders," above.

           There are no arrangements known to the Company which may result in a change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

           The following table and text sets forth the names and positions of all directors and executive officers of the Company and their positions and offices with the Company. Each of the directors will serve a one year term which will expire at the next annual meeting of shareholders and until his successor is elected and qualified, or until his earlier death, retirement, resignation or removal. Officers generally serve at the discretion of the Board of Directors. A brief discussion of the business experience of each director and executive officer during the past five years is set forth following the table. None of these individuals is a director of any other company subject to the reporting requirements under the federal securities laws.


NAME                         AGE       POSITION                         DIRECTOR SINCE
----                         ---       --------                         --------------
John Smolik                  49    Chairman of the Board; President;    May 16, 1997
                                   Chief Executive Officer; Chief
                                   Financial Officer

Eric A. Wachter, Ph.D.       35    Director and Secretary/Treasurer     May 16, 1997

Walter G. Fisher, Ph.D.      35    Director                             May 16, 1997

Craig Dees, Ph.D.            44    Director                             May 16, 1997

Robert J. Weinstein, M.D.    51    Director                             February 28, 1997

           JOHN T. SMOLIK has served as President and Chief Executive Officer and Chairman of the Board since May 16, 1997, and was elected Chief Financial Officer on November 21, 1997. He is primarily responsible for day to day activities of developing and implementing plans, strategies and relationships necessary to accomplish both the short and long term goals of the Company. Mr. Smolik has over 25 years of experience in pharmaceutical, medical diagnostic and industrial enzyme businesses. Mr. Smolik is one of the founders of Photogen L.L.C., Genase L.L.C. and Genencor International. During the five years prior to becoming an officer of the Company, he was associated with Genase, served as Senior Management Consultant for QualPro, Inc., and was a principal in his management consulting firm, JTS Associates. He has an M.B.A. from the University of Connecticut and a B.S. in chemical engineering from the University of Washington.

           ERIC A. WACHTER, Ph.D. has served as a director since May 16, 1997. He is primarily responsible for developing and demonstrating the functional feasibility of the laser system hardware, including focusing and targeting. He is also responsible for development of nontherapeutic laser applications. He received a Ph.D. in chemistry from the University of Wisconsin-Madison and a B.S. in chemistry (cum laude) in the honors program, Indiana University, Bloomington. Dr. Wachter is one of the founders of Photogen L.L.C. and for the five years prior to May 1997 he was associated with the Oak Ridge National Laboratory. Dr. Wachter is a physical-analytical chemist who concentrates in the fields of biochemistry, optical spectroscopy and instrumentation research and development. He has numerous technical publications in these fields along with two U.S. Patents, numerous pending patent applications and numerous patent disclosures.

           WALTER G. FISHER, Ph.D. has served as a director since May 16, 1997. He is primarily responsible for developing specific laser activation requirements for photoactive drugs, and for demonstrating imaging feasibility. He received a Ph.D. in chemistry from Purdue University and a B.S. in chemistry from the University of Cincinnati. Dr. Fisher is one of the founders of Photogen L.L.C. and for the five years prior to May 1997 he was associated with the Oak Ridge National Laboratory. Dr. Fisher is a physical-analytical chemist who concentrates in the related fields of molecular spectroscopy, non-lineal laser physics and photochemistry. He has a number of technical publications in these fields with one issued U.S.Patent, several pending patent applications and patent disclosures.

           CRAIG DEES, Ph.D. has served as a director since May 16, 1997. He is primarily responsible for researching and developing photodynamic therapy protocols, photoactive pharmaceuticals, and targeting systems, as well as for demonstrating the safety and efficacy of that technology in animals. He received a Ph.D. in molecular biology from the School of Veterinary Medicine, University of Wisconsin-Madison, an M.S. in immunology, School of Veterinary Medicine, Auburn University and a B.S. in microbiology, Brigham Young University. Dr. Dees is one of the founders of Photogen L.L.C. and for the five years prior to May 1997 he was associated with the Oak Ridge National Laboratory. Dr. Dees is a molecular biologist who concentrates in the related fields of molecular virology, microbiology, immunology and biochemistry. He has many technical publications in these fields, patents and numerous patent disclosures.

           ROBERT J. WEINSTEIN, M.D. has served as a director since February 28, 1997. For the last five years, Dr. Weinstein served as Chief Executive Officer of HMO America, Inc. and subsequently held the same position in United HealthCare of Illinois when United HealthCare acquired HMO America in 1993. On January 1, 1996 he became a consultant to United HealthCare Corporation. He is a graduate of the Chicago Medical School.

           Until the effectiveness of this Form 10-SB, the Company's officers and directors have not been subject to compliance with Section 16(a) of the Securities Exchange Act of 1934.

ITEM 6.   EXECUTIVE COMPENSATION.

           The following table sets forth compensation paid by the Company to its officers and directors for services rendered to the Company in all capacities during the period ended September 30, 1997. No officer or director received any compensation during the fiscal years ended December 31, 1995 or 1996.

                          SUMMARY COMPENSATION TABLE

                                                                                       LONG TERM COMPENSATION
                                                                             ----------------------------------------
                                           ANNUAL COMPENSATION                         AWARDS              PAYOUTS
                                 ---------------------------------------     -------------------------   ------------
                                                            OTHER ANNUAL     RESTRICTED     SECURITIES                 ALL OTHER
NAME AND PRINCIPAL                                          COMPENSATION     STOCK          UNDERLYING   LTIP PAYOUTS  COMPENSA-
POSITION                 YEAR(1) SALARY ($)   BONUS ($)          ($)         AWARD(S)($)    OPTIONS (#)       ($)      TION ($)
---------------------------------------------------------------------------------------------------------------------------------
John Smolik(2)           1997    $42,500(3)   $    0        $     0               0              0             0       $     0
 President (CEO),        1996          -           -              -               -              -             -             -
 and Chairman            1995          -           -              -               -              -             -             -

Eric A. Wachter,         1997    $42,500(3)   $    0        $     0               0              0             0       $     0
 Ph.D(2), Director,      1996          -           -              -               -              -             -             -
 Secretary/Treasurer     1995          -           -              -               -              -             -             -

Walter G. Fisher,        1997    $42,500(3)   $    0        $     0               0              0             0       $     0
 Ph.D.(2), Director      1996          -           -              -               -              -             -             -
                         1995          -           -              -               -              -             -             -

Craig Dees, Ph.D.(2),    1997    $42,500(3)   $    0        $     0               0              0             0       $     0
 Director                1996          -           -              -               -              -             -             -
                         1995          -           -              -               -              -             -             -

____________

(1) The data presented for 1997 is through November 30. Data for 1996 and 1995 is presented for the period January 1 to December 31.

(2) Mr. Smolik and Drs. Wachter, Fisher and Dees all joined the Company as of May 16, 1997 and are subject to employment agreements pursuant to which the Company will compensate each individual at an annual rate of $85,000. See "Employment Agreements and Change in Control Arrangements," below.

(3) Salary pro rated for period from May 16, 1997 to November 30, 1997, based on gross annual salary of $85,000. See "Employment Agreements and Change in Control Arrangements," below.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

           The Company entered into Employment Agreements with Drs. Wachter, Fisher and Dees, as research scientists, and with Mr. Smolik, as Chief Executive Officer, as of May 16, 1997. Each Employment Agreement has an initial five-year term and provides that while the individual is employed by the Company and for two years after termination he will not engage in competitive activities against the Company. The Employment Agreements also require the employee to promptly and fully disclose to the Board of Directors all inventions, discoveries, improvements, know-how, works or other intellectual property conceived, discovered or made by the employee during his employment and twelve months thereafter, if such inventions are related to or useful in the business or demonstrably anticipated business of the Company, or result from duties assigned to the named individual by the Company or from the use of any of the Company's assets and facilities. The Company is highly dependent on the scientific and management expertise of Drs. Wachter, Fisher and Dees and Mr. Smolik; see "Risk Factors -- Reliance on Third Parties and Collaborative Relationships and Employees" and "--Uncertainties Regarding Patent Matters," above. Drs. Wachter, Fisher and Dees, and Mr. Smolik will each receive an annual gross salary of $85,000 and typical health, life and disability insurance benefits that are available to any salaried employee of the Company. The Company has two additional employees, Dr. Tim Scott (a research scientist) and Mr. Jay Harkins (a laboratory technician).

           The Company does not have any compensatory plans or arrangements resulting from the resignation, retirement or any other termination of an executive officer's employment with the Company or from a change in control.

BOARD OF DIRECTORS

           The directors of the Company receive no specified compensation for serving as directors, and have no standard arrangements providing for such compensation.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

          The Company entered into a Consent and Assignment of Lease which assigned the lease between Genase, L.L.C. and its landlord for rental of executive offices and laboratory space. Mr. Smolik, Chairman, Chief Executive Officer, President and Chief Financial Officer of the Company, and Dr. Dees, a director and employee of the Company, are members of Genase, L.L.C. See "Description of Property," above. The Consent and Assignment was approved by the Executive Committee of the Company's Board of Directors, a majority of whose members are not associated with Genase, L.L.C.

ITEM 8.   DESCRIPTION OF SECURITIES.

           The securities subject to this Form 10-SB are shares of the Company's common stock, par value $.001 per share, of which the Company is authorized to issue 150,000,000 shares. The Company also has 5,000,000 shares of preferred stock, par value $.01 per share, authorized for issuance from time to time by resolution of the Board of Directors. None of the preferred stock has been issued to date.

           Under Nevada corporate law, holders of common stock are entitled one vote per share on matters to be voted upon by the stockholders. Holders of common stock do not have preemptive rights and are not entitled to cumulate their votes for the election of directors. All shares of common stock issued and outstanding are fully paid and nonassessable. The common stock is not subject to any conversion or redemption provisions. Common stockholders are entitled to receive such dividends as are declared by the Board of Directors out of funds legally available therefor and are entitled to participate equally in the assets of the Company available for distribution in the event of liquidation, dissolution or winding up.

           The transfer agent for the Company is U. S. Stock Transfer Corporation, located in Glendale, California.

           Article IV of the Company's Bylaws provides that certain material transactions require the unanimous approval of all of the authorized number of directors. Reference is made to the Bylaws for the complete text of
Article IV; however, such transactions include:

           -    Amending the Articles of Incorporation or Bylaws;

           - Adopting or changing the Company's annual operating and capital budget;

           - Merging, consolidating, reorganizing, recapitalizing, restructuring, acquiring or selling any assets of the Company (other than non-intellectual property assets in the ordinary course of business), dissolving, liquidating or engaging in any similar transaction;

           - Issuing or selling any of the Company's securities, granting any options to acquire Company securities or instruments convertible into such securities, or making filings with federal or state securities regulators;

           -    Declaring or paying any dividend or distribution;

           - Incurring any debt (other than in the ordinary course of business);

           -    Creating committees of the Board of Directors; or

           - Engaging in any other material transaction outside the ordinary course of business.

           Where unanimous Board approval is required for a matter, action must be taken by all authorized directors (not a majority of a quorum). The Bylaws also create a standing Executive Committee, which can act by unanimous approval of its members. The Articles of Incorporation provide that vacancies on the Board will be filled by the stockholders (rather than directors remaining in office).

           These provisions in the Articles of Incorporation and Bylaws are designed to work in conjunction with the Voting Agreement among the Tennessee Stockholders and the Chicago Stockholders to assure that the Chicago Stockholders will have a continuing voice in corporate governance concerning material transactions, while day-to-day operations of the Company will be subject to normal voting requirements. See "Security Ownership of Certain Beneficial Owners and Management," above. These provisions in the Articles of Incorporation and Bylaws, together with the Voting Agreement, may delay, defer or prevent a change in control of the Company.

                                   PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

           The Company maintains no active trading market for its common stock, however, the common stock has been traded in the over-the-counter market from time to time.

           The high and low trading prices for the Company's common stock (including M T Financial during 1995 and 1996; see "Overview of Company," above) during each quarter of the last two fiscal years are set forth below.


                          PERIOD ENDED        PERIOD ENDED        PERIOD ENDED
                          DECEMBER 31, 1995   DECEMBER 31, 1996   DECEMBER 3, 1997

                                                (AMOUNTS IN $)

                           HIGH       LOW     HIGH        LOW     HIGH         LOW

1st Quarter                1.00       1.00     .50        .50      .625        .625
2nd Quarter                 ---        ---    .625        .625      ---         ---
3rd Quarter                 ---        ---    .625        .625     5.00       2.00
4th Quarter                 .50        .50    .625        .625    12.00       4.375

           The foregoing information was obtained from the National Association of Securities Dealers as reported in the over-the-counter "bulletin board." The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The foregoing information reflects trade prices, and not bid or ask prices, because the small number of trades through market makers for the Company's stock historically has not yielded meaningful bid and ask prices (however, in the fourth quarter of 1997 through December 3, 1997, volume was 315,228 shares). See "Risk Factors -- Control by Existing Stockholders," above, regarding the possible effects of the concentrated ownership of the Company's stock on the market and price of the stock.

           There are no shares of common stock subject to outstanding options or warrants to purchase, or securities convertible into, common stock that have been created, agreed to or authorized by the Company (certain stockholders, however, have granted five-year warrants covering an aggregate of 960,000 of their shares; see "Security Ownership of Certain Beneficial Owners and Management," above). The Company has no agreements to register under the Securities Act of 1933 any shares held by its stockholders. The Company does not presently have any proposal to effect a public offering of its common stock (but see "Risk Factors -- Substantial Additional Financing Required," above, regarding the possibility of a future public or private offering). Approximately 34,332,763 shares of common stock are beneficially owned by persons who are currently, or during the last 12 months were, affiliates of the Company as defined in Rule 144 under the Securities Act. A portion of those shares would be eligible for resale by affiliates, subject to the volume limitations and other provisions of Rule 144 and applicable law.

           As of November 30, 1997, the Company's common stock was held by approximately 488 shareholders, including brokers holding stock in "street name."

           Holders of the Company's common stock are entitled to receive such dividends as may be declared by its Board of Directors. The Company has not declared or paid dividends on its common stock, and the Company does not anticipate paying any dividends in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS.

           The Company is not currently a party to any material litigation or proceeding and is not aware of any material litigation or proceeding threatened against it.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

           None.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

           During the last three years, the Company made the following sales of its common stock without registration under the Securities Act of 1933 (the "Securities Act"). In each case where the purchase price was paid in cash, the Company used the proceeds of the sales for working capital purposes. All share amounts in this section have been adjusted for a two-for-one reverse stock split that occurred in March of 1995.

           1. On October 7, 1994, the Company sold 21,595,704 shares of common stock to Theodore Tannebaum. The total offering price was $1,000,002 ($.0231528 per share), and the entire proceeds of the sale were paid to the Company in cash. The Company did not use any underwriters or brokers and there were no commissions or underwriting discounts. This transaction was exempt from registration under the Securities Act pursuant to Section 4(2) of that Act, on the basis of the following factors: the Company made the offer and sale to only one person without any public advertising or solicitation; the investor had access to material information about the Company and the opportunity to inquire of the Company's officers with respect to any further information he sought; the investor was an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act and acquired the shares for investment and not with a view to the resale or distribution thereof; and the certificates representing the shares bear a legend restricting their transfer except in compliance with applicable securities laws.

           2. On December 9, 1994, the Company sold 3,239,350 shares of common stock to Robert Weinstein, M.D. and 3,239,350 shares of common stock to Stuart Levine. At that time, Mr. Levine was a director and officer of the Company. The total offering price for the two sales was $300,000 ($.0231528 per share), and the entire proceeds of the sale were paid to the Company in cash. The Company did not use any underwriters or brokers and there were no commissions or underwriting discounts. These transactions were exempt from registration under the Securities Act pursuant to Section 4(2) of that Act, on the basis of the following factors: the Company made the offer and sale to only two persons without any public advertising or solicitation; each investor had access to material information about the Company and the opportunity to inquire of the Company's officers with respect to any further information he sought; each investor was an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act and acquired the shares for investment and not with a view to the resale or distribution thereof; and the certificates representing the shares bear a legend restricting their transfer except in compliance with applicable securities laws.

           3. On March 31, 1995, the Company issued shares of common stock to its existing stockholders as a result of the merger of the Company's predecessor, Bemax Corporation, into its wholly-owned subsidiary M T Financial Group, Inc. The purpose of this merger was to change the issuer's domicile from California to Nevada. As a result of the merger, each Bemax stockholder was entitled to receive one share of M T Financial common stock for every two shares of Bemax common stock. A total of 29,211,019 M T Financial shares were issued. The Company did not use an underwriter or broker in this transaction and did not receive any proceeds. This transaction was exempt from registration under the Securities Act pursuant to Rule 145(a)(2), which provides that there is no offer or sale of securities in a statutory merger the sole purpose of which is to change the issuer's domicile within the United States.

           4. On May 16, 1997, the Company issued shares of common stock in a restructuring and merger in connection with the acquisition of Photogen,
Inc.:

                 (a) As part of its restructuring, the Company sold 2,975,359 shares to Dr. Weinstein, 2,975,359 shares to Mr. Levine and 362,115 shares to Thomas Rosenberg, for a total purchase price of $1,803,450 ($.28568 per share). The entire proceeds of the sales were paid to the Company in cash. The purpose of the restructuring was, among other things, to provide the Company with sufficient funds so that (together with its existing capital) it had $3 million of cash items at the time it acquired Photogen, Inc. The Company did not use any underwriters or brokers and there were no commissions or underwriting discounts. These transactions were exempt from registration under the Securities Act pursuant to Section 4(2) of that Act, on the basis of the following factors: the Company made the offer and sale to only three persons without any public advertising or solicitation; each investor had access to material information about the Company and the opportunity to inquire of the Company's officers with respect to any further information he sought; each investor was an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act and acquired the shares for investment and not with a view to the resale or distribution thereof; and the certificates representing the shares bear a legend restricting their transfer except in compliance with applicable securities laws.

                 (b) As consideration for the acquisition of Photogen, Inc., the Company issued 4,800,000 shares to each of Eric A. Wachter, Ph.D., Craig Dees, Ph.D., Walter G. Fisher, Ph.D., Timothy Scott, Ph.D. and John Smolik (for a total of 24,000,000 shares). Drs. Wachter, Dees, Fisher and Scott and Mr. Smolik were the shareholders and directors of Photogen, Inc. The Company issued its common stock to these individuals in connection with the merger of Photogen, Inc. with a subsidiary of the Company. The sale of these securities to each of the five Photogen principals was exempt from registration under the Securities Act pursuant to Section 4(2) of that Act, on the basis of the following factors: the Company made the offer and sale to only five persons without any public advertising or solicitation; each investor had access to material information about the Company and the opportunity to inquire of the Company's officers with respect to any further information he sought; each investor was an officer or director of Photogen, Inc. and four of them would, upon issuance of the Company's shares, become directors of the Company; each investor acquired the shares for investment and not with a view to the resale or distribution thereof; and the certificates representing the shares bear a legend restricting their transfer except in compliance with applicable securities laws. The Company did not use any underwriters and there were no underwriting discounts; however, Photogen, Inc. had engaged Aurora Capital Corp. as its broker for the transaction between the Company and Photogen, Inc. After the closing, three principals of Aurora Capital Corp. received an aggregate of $180,000 from the Company for their services and the five Photogen, Inc. shareholders granted the Aurora Capital Corp. principals warrants to acquire an aggregate of 960,000 of their shares of Company common stock. The shares subject to the warrants are being held in escrow and are subject to restrictions on transfer. None of the warrants have been exercised at this time; and any stock certificates issued upon exercise of the warrants will bear legends restricting their transfer except in compliance with applicable securities laws.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           Various provisions in Nevada corporate law, the Company's Articles of Incorporation and Bylaws, and a directors and officers insurance policy provide indemnification for the Company's directors and officers.

           Section 78.751 of the Nevada General Corporation Law permits corporations to indemnify directors and officers. The statute generally provides that to obtain indemnification the director or officer must have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and, additionally, in criminal proceedings, that the officer or director had no reasonable cause to believe his conduct was unlawful. In any proceeding by or in the right of the corporation, no indemnification may be provided if the director or officer is adjudged liable to the corporation (unless ordered by the court). Indemnification against expenses actually and reasonably incurred by a director or officer is required to the extent that such director or officer is successful on the merits in the defense of the proceeding.

           Article Eighth of the Company's Articles of Incorporation and
Article VI of its Bylaws provide generally for mandatory indemnification, to the fullest extent permitted by Nevada law, of a director and officer who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he is or was a director or officer of the Company or was serving at the request of the Company as a director, officer, employee or agent of certain other related entities. The Bylaws provide that the indemnification will cover all expenses (including attorneys' fees), judgments, fines and settlement amounts reasonably incurred by the director or officer. The Bylaws further provide that a director or officer has the right to be paid expenses incurred in defending a proceeding, except the amount of any settlement, in advance of its final disposition upon receipt by the Company of any undertaking from the director or officer to repay the advances if it is ultimately determined that he is not entitled to indemnification.

           The directors and officers of the Company are also covered by an insurance policy indemnifying them (subject to certain limits and exclusions) against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they cannot be indemnified by the Company. Furthermore, Article Seventh of the Company's Articles of Incorporation eliminates the personal liability of directors to the Company or its stockholders to the fullest extent permitted by law.

                                   PART F/S

           The financial statements and opinion of independent certified public accountants are set forth beginning on page F-i of this Form 10-SB.

                                   PART III.

ITEM 1.   INDEX TO AND DESCRIPTION OF EXHIBITS.


           The following exhibits are filed as part of this Form 10-SB:

EXHIBIT
NUMBER               DESCRIPTION
-------              -----------

 3.1       Restated Articles of Incorporation of Photogen Technologies, Inc.

 3.2       Bylaws of Photogen Technologies, Inc.

 3.3       Charter of Photogen, Inc.

 3.4       Bylaws of Photogen, Inc.

 9.1 Voting Agreement dated May 16, 1997 entered into by Eric A. Wachter, Ph.D., Craig Dees, Ph.D., Walter G. Fisher, Ph.D.,
           Tim Scott, Ph.D., John Smolik, Theodore Tannebaum, Robert J. Weinstein, M.D., Stuart P. Levine, and Thomas B. Rosenberg, and joined into by the Company.

10.1 Consent and Assignment to Lease entered into by the Company, Genase, L.L.C. and P.C. Powell and Wilma Powell dated November 13, 1997.

10.2 Lease Agreement entered into by the Company, P.C. Powell and Wilma Powell dated June 1, 1997.

10.3 Research Contract entered into by the Company and the University of Tennessee, College of Veterinary Medicine dated as of October 1, 1997 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended September
           30, 1997).

10.4 Confirmatory License in favor of the U.S. Department of Energy relating to the Company's Method for Improved Selectivity in Photo-Activation and Detection of Molecular Diagnostic Agents (Serial No. 08/741,370) dated February 4, 1997.

10.5 Confirmatory License in favor of the U.S. Department of Energy relating to the Company's Method for Improved Selectivity in Photo-Activation of Molecular Agents (Serial No. 08/739,801) dated February 4, 1997.

10.6 Form of Employment Agreements entered into by the Company and each of John Smolik, Eric A. Wachter, Ph.D., Walter G. Fisher, Ph.D., and Craig Dees, Ph.D. dated May 16, 1997 (see "Directors, Executive Officers, Promoters and Control Persons" and "Executive Compensation," above, for information about the duties and compensation of each employee subject to these agreements).

10.7 Form of Non-competition/Non-disclosure Agreements entered into by the Company and each of John Smolik, Eric A. Wachter, Ph.D., Walter G. Fisher, Ph.D., Craig Dees, Ph.D. and Timothy C.
           Scott dated May 16, 1997.

10.8 Form of Warrant Agreements entered into by the Company and certain other parties dated May 16, 1997, including the form of Warrant attached as Exhibit A thereto (see "Security Ownership of Certain Beneficial Owners and Management," above, for information about the grantors and grantees of the Warrants and shares subject to Warrants).

10.9 Escrow Agreement entered into by the Company, American National Bank and Trust Company of Chicago, Photogen Technologies, Inc., Eric A. Wachter, Ph.D., Walter G. Fisher, Ph.D., John Smolik, Craig Dees, Ph.D., Timothy C. Scott, Ph.D., Stuart Fuchs, Jeff Elliot Margolis, and Stephen L. Ross, dated May 16, 1997.

21        Subsidiaries of the registrant

23        Consent of BDO Seidman, LLP

27        Financial Data Schedule

ITEM 2.   DESCRIPTION OF EXHIBITS.

          See Part III, Item 1, above.

                             PHOTOGEN TECHNOLOGIES, INC.

                            (A DEVELOPMENT STAGE COMPANY)

                          CONSOLIDATED FINANCIAL STATEMENTS

                                                   PHOTOGEN TECHNOLOGIES, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)

                                                                      CONTENTS

--------------------------------------------------------------------------------

   INDEPENDENT AUDITORS' REPORT                                             F-2


   FINANCIAL STATEMENTS
        Consolidated Balance Sheets                                         F-3
        Consolidated Statements of Operations                               F-4
        Consolidated Statements of Cash Flows                         F-5 - F-6
        Consolidated Statements of Shareholders' Equity                     F-7
        Notes to Consolidated Financial Statements                   F-8 - F-10

INDEPENDENT AUDITORS' REPORT

Board of Directors
Photogen Technologies, Inc.
Knoxville, Tennessee

We have audited the accompanying balance sheet of Photogen Technologies, Inc. (including Photogen, Inc., formerly Photogen, L.L.C.), a development stage company, as of December 31, 1996, and the related statements of operations, shareholders' equity and cash flows for the period from November 3, 1996 (inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Photogen Technologies, Inc. at December 31, 1996, and the results of its operations and its cash flows for the period from November 3, 1996 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.




                                                          /s/ BDO Seidman, LLP


Chicago, Illinois
July 9, 1997

                                                   PHOTOGEN TECHNOLOGIES, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)

                                                   CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------

                                                  DECEMBER 31,   SEPTEMBER 30,
                                                         1996             1997
-------------------------------------------------------------------------------
                                                                  (UNAUDITED)

ASSETS

CURRENT ASSETS
  Cash and cash equivalents                       $         -    $    74,545
  Interest receivable                                       -         47,697
  Prepaid expenses                                          -         11,329
  Marketable securities (Note 1)                            -        977,456
--------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                        -      1,111,027

UNITED STATES TREASURY NOTES,
total face value $1,283,000                                 -      1,246,055

EQUIPMENT AND LEASEHOLD IMPROVEMENTS                        -         69,440

PATENT COSTS                                            5,489         19,889
--------------------------------------------------------------------------------

                                                  $     5,489    $ 2,446,411
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                $         -    $    29,944
--------------------------------------------------------------------------------

COMMITMENTS (Note 3)

SHAREHOLDERS' EQUITY (Note 2)
  Preferred stock; par value
    $.01 per share; 5,000,000 shares
    authorized; none issued                                 -              -
  Common stock; par value $.001
    per share; 150,000,000 shares
    authorized; 36,000,000 shares
    issued and outstanding                                  -         36,000
  Additional paid-in capital                                -      2,607,526
  Members' capital                                      5,489              -
  Deficit accumulated during
    the development stage after
    recapitalization                                        -       (227,059)
--------------------------------------------------------------------------------

TOTAL SHAREHOLDERS' EQUITY                              5,489      2,416,467
--------------------------------------------------------------------------------

                                                  $     5,489    $ 2,446,411
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                   PHOTOGEN TECHNOLOGIES, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)

                                         CONSOLIDATED STATEMENTS OF OPERATIONS

-------------------------------------------------------------------------------

                                    PERIOD FROM                   Cumulative
                                    NOVEMBER 3,    Nine Months       Amounts
                                        1996 TO          Ended          from
                                   DECEMBER 31,  September 30,   November 3,
                                           1996           1997          1996
-------------------------------------------------------------------------------
                                                    (Unaudited)   (Unaudited)

REVENUES
  Investment income                 $         -    $    84,395   $    84,395
-------------------------------------------------------------------------------

EXPENSES
  General and administrative              1,779        309,675       311,454
-------------------------------------------------------------------------------

NET LOSS                            $    (1,779)   $  (225,280)  $  (227,059)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NET LOSS PER COMMON SHARE           $         -    $      (.01)
-----------------------------------------------------------------
-----------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                     -     32,878,269
-----------------------------------------------------------------
-----------------------------------------------------------------

                  SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                   PHOTOGEN TECHNOLOGIES, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)

                                         CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

                                        PERIOD FROM                 Cumulative
                                        NOVEMBER 3,   Nine Months      Amounts
                                            1996 TO         Ended         From
                                       DECEMBER 31, September 30,  November 3,
                                               1996          1997         1996
--------------------------------------------------------------------------------
                                                       (Unaudited)  (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                               $   (1,779)   $ (225,280)  $ (227,059)
  Depreciation                                   62         2,605        2,667
  Amortization of discount on
     United States Treasury Notes                 -        (1,080)      (1,080)
  Realized gain on sale of United States
     Treasury Notes                               -       (17,519)     (17,519)
  Loss on sale of marketable
     securities                                   -         1,048        1,048
  Changes in operating assets and
     liabilities
     Prepaid expenses                             -       (11,329)     (11,329)
     Interest receivable                          -       (47,697)     (47,697)
     Accounts payable                             -        29,944       29,944
--------------------------------------------------------------------------------
Net cash used by operating activities        (1,717)     (269,308)    (271,025)
--------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sale of marketable securities                   -     1,204,464    1,204,464
  Purchase of marketable securities               -    (2,222,247)  (2,222,247)
  Purchase of United States
     Treasury Notes                               -    (1,406,212)  (1,406,212)
  Sale of United States Treasury Notes            -     1,300,780    1,300,780
  Purchase of equipment                           -       (72,046)     (72,046)
  Patent costs                               (5,551)      (14,400)     (19,951)
--------------------------------------------------------------------------------
Net cash used by investing activities        (5,551)   (1,209,661)  (1,215,212)
--------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of
     common stock                                 -         6,313        6,313
  Proceeds from capital
     contributions by stockholders            7,268     1,918,312    1,925,580
  Cost of recapitalization                        -      (371,111)    (371,111)
--------------------------------------------------------------------------------
Net cash provided by
   financing activities                       7,268     1,553,514    1,560,782
-------------------------------------------------------------------------------

                                                   PHOTOGEN TECHNOLOGIES, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)

                                         CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

                                        PERIOD FROM                 Cumulative
                                        NOVEMBER 3,   Nine Months      Amounts
                                            1996 TO         Ended         From
                                       DECEMBER 31, September 30,  November 3,
                                               1996          1997         1996
--------------------------------------------------------------------------------
                                                       (Unaudited)  (Unaudited)

NET INCREASE IN CASH
   AND CASH EQUIVALENTS                   $       -     $  74,545    $  74,545

CASH AND CASH EQUIVALENTS,
   at beginning of period                         -             -            -
--------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS,
   at end of period                       $       -     $  74,545    $  74,545
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                   PHOTOGEN TECHNOLOGIES, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)

                               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Deficit
                                                                                                        Accumulated
                                                           Common Stock                    Additional   During The
                                                         ------------------     Members'      Paid-in  Development
                                                         Shares    Amount       Capital      Capital        Stage         Total
----------------------------------------------------------------------------------------------------------------------------------

Contribution of capital                                       -  $      -    $    7,268  $         -   $        -   $     7,268
Net loss for the period ended December 31, 1996               -         -        (1,779)           -            -        (1,779)
----------------------------------------------------------------------------------------------------------------------------------

BALANCE, at December 31, 1996                                 -         -         5,489            -            -         5,489

Net loss and capital contributions for the period
  January 1, 1997 to May 15, 1997 (unaudited)                 -         -         3,511            -       (3,511)            -
----------------------------------------------------------------------------------------------------------------------------------

BALANCE, at May 15, 1997 (unaudited)                          -         -         9,000            -       (3,511)        5,489

Issuance of stock for cash                            6,312,833     6,313             -    1,808,072            -     1,814,385
Effect of recapitalization and merger                29,687,167    29,687        (9,000)   1,170,565       (1,779)    1,189,473
Cost associated with recapitalization and merger              -         -             -     (371,111)           -      (371,111)
Net loss for the period May 16, 1997 to September
  30, 1997                                                    -         -             -            -     (221,769)     (221,769)
----------------------------------------------------------------------------------------------------------------------------------

BALANCE, at September 30, 1997 (unaudited)           36,000,000  $ 36,000    $        -  $ 2,607,526   $ (227,059)  $ 2,416,467
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------


                  SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                   PHOTOGEN TECHNOLOGIES, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.  ORGANIZATION AND
    SIGNIFICANT
    ACCOUNTING POLICIES

    NATURE OF                Photogen Technologies, Inc. (the "Company"),
    OPERATIONS               through its subsidiary Photogen, Inc., successor
                             to Photogen, L.L.C. is a development stage company that is attempting to develop proprietary laser-based technologies to enhance the safety and efficacy of photodynamic therapy ("PDT") and photodynamic imaging for the diagnosis and treatment of cancer and infectious diseases.

                             Photogen, L.L.C. was organized as a limited liability company ("LLC") and was treated as a partnership for federal income tax purposes.
                             The 1996 financial statements do not reflect assets the members may have outside their interests in the LLC, nor any obligations, including income taxes, of the individual members.

    INTERIM FINANCIAL        The financial information as of September 30, 1997
    STATEMENTS               and with respect to the nine months ended
                             September 30, 1997 is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for such periods. The information is not necessarily indicative of the results of operations to be expected for the full fiscal year.

    PRINCIPLES OF            Intercompany balances and transactions have been
    CONSOLIDATION            eliminated in consolidation.

    ESTIMATES                The financial statements include estimated amounts
                             and disclosures based on management's assumptions about future events. Actual results may differ from those estimates.

    CASH EQUIVALENTS         Highly liquid investments with a maturity of three
                             months or less when purchased are classified as cash equivalents. The carrying amount approximates fair value because of the short maturity of those investments.

                                                   PHOTOGEN TECHNOLOGIES, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

    MARKETABLE               Marketable Securities consisting of marketable
    SECURITIES               debt securities are classified as available-
                             for-sale securities. Fair value approximates cost at September 30, 1997.

    INVESTMENT IN UNITED     The Company considers its investment in United
    STATES TREASURY NOTES    States Treasury Notes to be available-for-sale
                             securities. Unrealized holding gains and losses are excluded from earnings and are reported as a separate component of shareholders' equity until realized.

    EQUIPMENT AND            Equipment and leasehold improvements are stated at
    LEASEHOLD                cost.  Depreciation and amortization are being
    IMPROVEMENTS             provided, on accelerated and straight-line
                             methods, over the estimated useful lives of the assets. Leasehold improvements are being amortized on a straight-line basis over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

    PATENT COSTS             Patent costs are amortized over the lesser of the
                             estimated useful life or the statutory life of the patent perfection costs on the straight-line method. The Company reviews the carrying values of its patents and other long-lived assets for possible impairment whenever an event or change in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell.


    INCOME TAXES             The Company recognizes deferred tax assets and
                             liabilities for the expected future tax
                             consequences of temporary differences between the tax basis and financial reporting basis of certain assets and liabilities based upon currently enacted tax rates expected to be in effect when such amounts are realized or settled.

                             The Company has not recorded an income tax benefit for losses incurred. The Company is in the development stage and realization of the losses is not likely. An income tax valuation allowance has been provided for the losses realized to date.

    NET LOSS PER             Net loss per common share is computed based on the
    COMMON SHARE             weighted average number of common shares and
                             common share equivalents outstanding.

    NEW ACCOUNTING           In March 1997, the FASB issued SFAS 128, "Earnings
    STANDARDS                Per Share".  The new standard simplifies the
                             standard for computing earnings per share and requires presentation of two new amounts, basic and diluted earnings per share. The Company will be required to retroactively adopt this standard when it reports its operating results for the fiscal quarter and year ending December 31, 1997.
                             When the Company adopts SFAS 128, it expects no significant changes to earnings per share.

                                                   PHOTOGEN TECHNOLOGIES, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

2.  RECAPITALIZATION         On May 16, 1997, M T Financial Group, Inc. (an
    AND MERGER               inactive public company) through its wholly owned
                             subsidiary effected a reverse merger with Photogen, Inc., successor to Photogen, L.L.C.
                             ("Photogen"). Legally, Photogen is a wholly owned subsidiary of Photogen Technologies, Inc.
                             (formerly known as M T Financial Group, Inc.).


                             For financial reporting purposes, Photogen was deemed to be the acquiring entity. The transaction has been reflected in the accompanying financial statements as (1) a recapitalization of Photogen (consisting of a 48,000 for one stock split and change in par value) and (2) an issuance of shares by Photogen in exchange for all of the outstanding shares of M T Financial Group, Inc.

                             As part of the recapitalization, the Company sold 6,312,833 shares of common stock for a total purchase price of approximately $1,814,000. Further, as consideration for the acquisition of Photogen, Inc., 24,000,000 shares of common stock were issued.

                             Legal and brokerage fees of approximately
                             $371,000 were charged to additional paid-in capital as costs of the recapitalization and merger. Included in the paid-in capital is the net cash contributed of approximately $109,000 by MT Financial Group, Inc.

3.  COMMITMENTS              The Company is leasing offices and a laboratory.
                             The initial term of the lease is through July 1998 with two options for renewal for additional terms of three years each. Total rental expense charged to operations for the nine months ended
                             September 30, 1997 aggregated approximately
                             $18,000. There was no rental expense for the period ended December 31, 1996.

                             The Company has entered into employment agreements with certain officers and employees for an initial term of five years. Under the terms of these agreements, the officers and employees are each entitled to an annual salary of $85,000 plus fringe benefits.

                                   SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Photogen Technologies, Inc.



                                   /s/ John Smolik
                                   -------------------------------------------
Date:   December 22, 1997         John Smolik, President

                                    EXHIBIT INDEX


Exhibit
Number                                        Description
---------                                     -------------
3.1            Restated Articles of Incorporation of Photogen Technologies, Inc.

3.2            Bylaws of Photogen Technologies, Inc.

3.3            Charter of Photogen, Inc.

3.4            Bylaws of Photogen, Inc.


9.1            Voting Agreement dated May 16, 1997 entered into by Eric A. Wachter, Ph.D.,
               Craig Dees, Ph.D., Walter G. Fisher, Ph.D., Tim Scott, Ph.D., John Smolik,
               Theodore Tannebaum, Robert J. Weinstein, M.D., Stuart P. Levine, and Thomas
               B. Rosenberg, and joined into by the Company.

10.1           Consent and Assignment to Lease entered into by the Company, Genase, L.L.C.
               and P.C. Powell and Wilma Powell dated November 13, 1997.

10.2           Lease Agreement entered into by the Company, P.C. Powell and Wilma Powell dated June 1, 1997.

10.3           Research Contract entered into by the Company and the University of
               Tennessee, College of Veterinary Medicine dated as of October 1, 1997
               (incorporated by reference to Exhibit 10.1 to the Company's Form 10-QSB for the quarter ended September 30, 1997).

10.4           Confirmatory License in favor of the U.S. Department of Energy relating to the Company's Method for Improved Selectivity in Photo-Activation and
               Detection of Molecular Diagnostic Agents (Serial No. 08/741,370) dated
               February 4, 1997.

10.5           Confirmatory License in favor of the U.S. Department of Energy relating to the Company's Method for Improved Selectivity in Photo-Activation of
               Molecular Agents (Serial No. 08/739,801) dated February 4, 1997.

10.6           Form of Employment Agreements entered into by the Company and each of John
               Smolik, Eric A. Wachter, Ph.D., Walter G. Fisher, Ph.D., and Craig Dees,
               Ph.D. dated May 16, 1997.

10.7           Form of Non-competition/Non-disclosure Agreements entered into by the
               Company and each of John Smolik, Eric A. Wachter, Ph.D., Walter G. Fisher,
               Ph.D., Craig Dees, Ph.D. and Timothy C. Scott dated May 16, 1997.

10.8           Form of Warrant Agreements entered into by the Company and certain other parties dated May 16, 1997, including the form of Warrant attached as
               Exhibit A thereto.


10.9           Escrow Agreement entered into by the Company, American National Bank and
               Trust Company of Chicago, Photogen Technologies, Inc., Eric A. Wachter,
               Ph.D., Walter G. Fisher, Ph.D., John Smolik, Craig Dees, Ph.D., Timothy C.
               Scott, Ph.D., Stuart Fuchs, Jeff Elliot Margolis, and Stephen L. Ross,
               dated May 16, 1997.

21             Subsidiaries of the registrant

23             Consent of BDO Seidman, LLP

27             Financial Data Schedule
